Exhibit 99.72

	5251 Duke St., Suite 400	Tel:	902-424-7059
Securities	Duke Tower	Fax:	902-424-4625
Commission	P.O. Box 458	Website: nssc.novascotia.ca
Halifax, Nova Scotia
B3J 2P8

RECEIPT

Immunovaccine Inc.

This is the receipt of the Nova Scotia Securities Commission for the Short Form Prospectus of the above Issuer dated February 5, 2018 (the Prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the Prospectus.

The Prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec and Newfoundland and Labrador. A receipt for the Prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

February 5, 2018

(Signed) “Abel Lazarus”
Abel Lazarus
Director, Corporate Finance

SEDAR Project #2723854